United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-49627

Resources Printing & Graphics, Inc.
(f/k/a/ Riverside RV Rentals, Inc.)
(Exact name of registrant as specified in its charter)

29032 Bouquet Canyon Road
Silverado, CA 92676
(949) 888-7998
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Common Stock, $0.001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an [x] in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ x ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ x ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 43

Pursuant to the requirements of the Securities Exchange Act of 1934, Resources Printing & Graphics, Inc. caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 22, 2007	Resources Printing & Graphics, Inc.

/s/ Michael Cipolla
	By:	Michael Cipolla
	Its:	President